UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75035 / May 22, 2015

Admin. Proc. File No. 3-16394

In the Matter of

NATIONAL HEALTH PARTNERS, INC., and
THE LAGUNA GROUP, INC. (A/K/A ECO
ENERGY PUMPS, INC.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by National Health Partners, Inc., or The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.), and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to National Health Partners, Inc., and The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.).[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities

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[1]   17 C.F.R. § 201.360(d).

[2]   *Innovative Software Tech., Inc., Nat'l Health Partners, Inc., The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.), and Tyin Group Holdings Ltd.*, Initial Decision Release No. 772 (Apr. 9, 2015), 111 SEC Docket 05, 2015 WL 1570869. The Central Index Key numbers are: 1306109 for National Health Partners, Inc., and 1458725 for The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.).

Exchange Act of 1934, the registrations of each class of registered securities of National Health Partners, Inc., and The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.), are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 772
ADMINISTRATIVE PROCEEDING
File No. 3-16394

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of INNOVATIVE SOFTWARE TECHNOLOGIES, INC., NATIONAL HEALTH PARTNERS, INC., THE LAGUNA GROUP, INC. (A/K/A ECO ENERGY PUMPS, INC.), and TYIN GROUP HOLDINGS LIMITED	INITIAL DECISION OF DEFAULT April 9, 2015

APPEARANCES: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

Spencer G. Feldman, Olshan Frome Wolosky LLP, for Innovative Software Technologies, Inc.

Henry F. Schlueter and Celia Velletri, Schlueter & Associates, P.C., for TYIN Group Holdings Limited

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents National Health Partners, Inc., and The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.) (collectively, Default Respondents).[1] The revocations are based on Default Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

[1] The proceeding as to Respondent Innovative Software Technologies, Inc., has ended. *See Innovative Software Techs., Inc.*, Securities Exchange Act of 1934 Release No. 74630, 2015 SEC LEXIS 1261 (Apr. 2, 2015). A summary disposition briefing schedule has been ordered as to Respondent TYIN Group Holdings Limited. *See Innovative Software Techs., Inc.*, Admin. Proc. Rulings Release No. 2474, 2015 SEC LEXIS 1133 (Mar. 27, 2015).

INTRODUCTION

On February 20, 2015, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Default Respondents have securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. On March 27, 2015, I issued an order noting that Default Respondents did not participate in the telephonic prehearing conference held on that day, and had not filed Answers to the OIP, due by March 16, 2015. *Innovative Software Techs., Inc.*, Admin. Proc. Rulings Release No. 2474, 2015 SEC LEXIS 1133. I ordered Default Respondents to show cause by April 6, 2015, why the registrations of their securities should not be revoked by default due to their failures to file Answers, participate in the prehearing conference, or otherwise defend the proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registrations of their securities revoked. *Id.* (citing OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f), .221(f)). To date, Default Respondents have not filed Answers or responded to the Order to Show Cause.

FINDINGS OF FACT

Default Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

National Health Partners, Inc., Central Index Key (CIK) No. 1306109, is an Indiana corporation located in Horsham, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $603,397 for the prior nine months. As of February 12, 2015, the common stock of the company was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.), CIK No. 1458725, is a Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2011, which reported a net loss of $62,970 for the prior six months. As of February 12, 2015, the common stock of the company was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Default Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Default Respondents failed to file timely periodic reports. As a result, Default Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Default Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Default Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Default Respondents are also culpable because they failed to heed delinquency letters sent to them by the Commission's Division of Corporation

Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Default Respondents have not answered the OIP, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Default Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of National Health Partners, Inc., and The Laguna Group, Inc. (a/k/a Eco Energy Pumps, Inc.), are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge